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Co-Founder @ Campus On Fire & Fundraise Up

Brooklyn, New York

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Fundraise Up

Harvard Extension School

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234 connections

I am Campus On Fire and Fundraise Up co-founder & CTO, ex architect, ex engineer. Campus On Fire is the new way to build online marketplaces. Fundraise Up is AI-assisted fundraising solution for nonprofits. I run both companies together with my business partners: Peter Byrnes, Anton Isaykin, an...

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Experience

Co-Founder

Fundraise Up

Nov 2017 – Present · 11 mos

Greater New York City Area

85% of users abandon the online donation process because traditional donations forms are onerous to say the least. The abandon rate on mobile is even worse!

Fundraise Up replace traditional donations forms with a donor-friendly AI-assisted widget powered by the latest frontier tech thus significantly increasing the number of donors completing the donation process.

I run Fundraise Up together with my two business partners and lovely team of six s... See more

Co-Founder

Campus On Fire

Oct 2015 – Present · 3 yrs

New York

Building a marketplace is a challenge... Most marketplace startups in seed stage have to raise millions of dollars before they even have a working prototype. They need to find strong talents in a very competitive market, deal with risks and challenges and likely spend a year before your first public alpha.... See more

Simple night

Chief Architect

Simplenight

Aug 2014 – Sep 2015 · 1 yr 2 mos

Greater New York City Area

Simplenight is a B2B2C Global Distribution Platform for In-Destination Experiences such as tours, activities, dining, shows, events, attractions, transportation, nightlife, hotels and more.

Simplenight enables any company to sell everything there is to do in a city to their ... See more

TrackTo

CTO

 TrackToc
2013 – 2014 · 1 yr
Greater New York City Area
TrackToc is pre-seed funded medical publciations tracking startup agreegating articles from over 20K domestic and international medical journals.

I build and lead development team of 2.

 **VP of Software Development**
Cuzie
2011 – 2013 · 2 yrs
Greater New York City Area
Cuzie is 5M seed funded job applicant tracking system with video stream interviewing, candidate matching and hiring logistics.

I build and lead a team of 3 software developers for 2 years.... See more

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Education

 **Harvard Extension School**
Master of Science - MS, Software Engineering
2014

 **NYU Tandon School of Engineering**
Bachelor of Science - BS, Computer Science
2000 – 2004

Skills & Endorsements

Full Stack Web Developer · 2
Luda Feitser and 1 connection have given endorsements for this skill

Lean Startup · 1
Luda Feitser has given an endorsement for this skill

LAMP · 1
Luda Feitser has given an endorsement for this skill

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Recommendations

Received (1)   Given (0)

Solito Reyes III (RT)
REALTOR-ASSOCIATE® at RE/MAX Our Town
May 25, 2012, Yuriy worked with Solito in the same group

Yuriy is the ultimate knowledge resource for everything related to the PHP Symfony framework. He has been and continues to be a valuable partner with his dedication and contribution to Cuzie Corp. His wisdom and problem-solving skills are top-notch essentially making Yuriy an important person to know around modern technology.

